

August 3, 2021

David Allemann
Founder and Executive Co-Chairman
On Holding AG
Pfingstweidstrasse 106
8005 Zurich
Switzerland

      Re: On Holding AG
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted July 12, 2021
           CIK No. 0001858985

Dear Mr. Allemann:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 12, 2021

Summary, page 1

1. We note your response to prior comment 1. Please disclose that in 2020 approximately 75% of your apparel products were manufactured in China, with the remainder being produced in Vietnam and Eastern Europe.

Expand our Geographic Footprint Through Controlled, Multi-channel Growth, page 9

2. Please expand your disclosure on page 9 that your net sales grew in China between 2019 and 2020 at 199% to quantify the amount of your net sales in China for the fiscal years ended December 31. 2019 and December 31, 2020, respectively.

David Allemann
On Holding AG
August 3, 2021
Page 2

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Perry Hindin at 202-551-3444 with any other questions.

                                                     Sincerely,

                                                     Division of Corporation Finance
                                                     Office of Manufacturing

cc: Deanna L. Kirkpatrick